Exhibit (a)(5)(G)

To: All Employees

Dear Colleagues,

Today, we are complementing and accelerating our cloud offering with the announcement of our intent to acquire SuccessFactors, the world market leader in human capital management (HCM) cloud solutions.

With the acquisition of SuccessFactors, we will gain immediate strength and leadership in the fast growing segment of cloud-based applications for people and talent management. And, we will be the only company that can offer end-to-end processes integrating world-class line of business cloud offerings with the most respected on-premise solutions available. The combination of SuccessFactors’ strong go-to-market capabilities joined with our leading enterprise software sales team creates an unbeatable force.

Cloud – together with the core, mobility, and in-memory computing – is a key pillar of our growth strategy and we are executing on that strategy. With SAP Business ByDesign, we offer the most modern and complete cloud suite in the market and will reach our goal of 1,000 customers by the end of the year. In addition, much of the cloud market today is a line of business (LOB) market, which we are currently addressing with LOB cloud solutions such as SAP Sales on Demand as well as solutions for sourcing, carbon, and travel and expense management.

SuccessFactors is headquartered in San Mateo, California, and has more than 1,450 employees. More than 3,500 customers with a total of 15 million subscription seats worldwide rely on SuccessFactors solutions for managing people and talent. SuccessFactors is growing rapidly, recording a 77 percent revenue growth year-over-year in the third quarter 2011 and 59 percent revenue growth in the first nine months of 2011. With proven deployments in SAP environments at companies in diverse industries, the combination of SuccessFactors and SAP presents big growth potential among the more than 500 million employees of SAP customers and our 15,000 HCM deployments.

We anticipate the completion of the transaction in the first quarter of 2012, following regulatory approvals and acceptance of the tender offer by SuccessFactors stockholders. Upon completion of the transaction, the CEO of SuccessFactors, Lars Dalgaard, will lead the cloud business of SAP in addition to his responsibility as CEO of SuccessFactors. SuccessFactors will remain independent and be named “SuccessFactors, an SAP company.” The chairman of SAP’s supervisory board, Hasso Plattner, recommended that Lars Dalgaard be appointed to the executive board of SAP. Our current on-demand development team will remain in the Product and Solutions Board Area under the leadership of Peter Lorenz. We will need all of you to accelerate the success of both our new innovations as well as our core solutions.

More information will be made available in an SAP News article later today.

It is important for all of you to remember that we must allow the tender process and regulatory review to proceed without delay or interruption. Until the acquisition of SuccessFactors is complete, at no time may any SAP employee reach out to SuccessFactors employees or visit SuccessFactors locations without the express permission of the Corporate Development team. Those of you who have established partner relationships with SuccessFactors employees can continue to perform your typical job functions as you normally would. For legal reasons, we ask you to limit all conversations with SuccessFactors employees to your normal course of business and do not discuss the acquisitions or related speculations with them.

Today, we continue SAP’s amazing growth story and build on our commitment to remain the leading enterprise application software company.

Best regards,

Bill        Jim

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of SuccessFactors common stock described herein has not commenced. At the time the offer is commenced SAP America, Inc. and SuccessFactors Expansion Corporation, an indirect subsidiary of SAP AG, will file a Schedule TO Tender Offer Statement with the Securities and Exchange Commission, and SuccessFactors, Inc. will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials and other documents filed by SAP AG, SAP America, Inc., SuccessFactors Expansion Corporation or SuccessFactors with the SEC will be available at no charge on the Securities and Exchange Commission’s web site at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +49 6227 744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SuccessFactors Global Headquarters, Attention: Hillary Smith, 1500 Fashion Island Blvd. Suite 300, San Mateo, CA 94404, USA, Telephone +1 (650) 645-2000.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “‘will” and similar expressions as they relate to SAP or SuccessFactors are intended to identify such forward-looking statements. This document contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of SuccessFactors, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the failure to retain key SuccessFactors employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and SuccessFactors to achieve the anticipated synergies of the proposed transaction and other risks detailed in SAP’s and SuccessFactors’s SEC filings, including those discussed in SAP’s annual report on Form 20-F for the year ended December 31, 2010 and SuccessFactors’ quarterly report on Form 10-Q for the quarter ended September 30, 2011, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov. Neither SAP nor SuccessFactors is obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.